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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

April 7, 2014

Re:	iKang Healthcare Group, Inc.

Registration Statement on Form F-1

Pre-effective Amendment No. 4 to Registration Statement on Form F-1

Attention:	Jeffrey P. Riedler Austin Stephenson Tabatha Akins Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing Pre-effective Amendment No. 4 to the Company’s revised Registration Statement on Form F-1 (“Amendment No. 4”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”).

Amendment No. 4 has been marked to show changes made to the Amendment No. 3 to the Registration Statement on Form F-1 filed with the Commission on March 27, 2014 (“Amendment No. 3”). On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company respectfully advises the Staff that it commenced its roadshow on March 26, 2014 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on April 8, 2014. The Company will submit the request for acceleration of the effective date of the Registration Statement on April 7, 2014.

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Davis Polk & Wardwell LLP

Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Yours sincerely,

/s/ Li He

Enclosures

cc:

Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

iKang Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jay Harrison, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

Simpson Thacher & Bartlett LLP

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